UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission file number 333-106694

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Cardinal Financial Corporation 401(k)

Retirement Plan

McLean, Virginia 22102

We have audited the accompanying statements of assets available for benefits (modified cash basis) of Cardinal Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2015, and the related statement of changes in assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.  Our opinion is not modified with respect to this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Plan, as of and for the year ended December 31, 2014, were audited by other auditors, whose report dated June 26, 2015 expressed an unmodified opinion on those statements.

The supplemental information in the accompanying schedules (modified cash basis) of Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule H, line 4j — Schedule of Reportable Transactions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Winchester, Virginia

June 24, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors

Cardinal Financial Corporation 401(k) Retirement Plan:

We have audited the accompanying statement of assets available for benefits (modified cash basis) of the Cardinal Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2014, in conformity with the modified cash basis of accounting described in Note 2.

/s/ KPMG LLP

McLean, Virginia
June 26, 2015

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Statements of Assets Available for Benefits

(Modified Cash Basis)

December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value (note 5)	$34,726,130	$30,899,217
Investments, at contract value	4,363,849	4,098,035
Notes receivable from participants	776,337	743,296
Assets available for benefits	$39,866,316	$35,740,548

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2015

Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 4)	$1,603,924
Total investment income	1,603,924

Interest from notes receivable from participants	26,977

Contributions:
Participant	3,841,015
Employer	1,284,346
Rollover	1,196,990
Total contributions	6,322,351
Total additions	7,953,252

Deductions from assets attributed to:
Benefits paid to participants	3,805,332
Administrative and investment expenses	22,152
Total deductions	3,827,484
Net increase	4,125,768
Assets available for benefits at beginning of year	35,740,548
Assets available for benefits at end of year	$39,866,316

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

(1)                     Description of Plan

The following description of the Cardinal Financial Corporation 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description, a copy of which is available from the Human Resources office of Cardinal Financial Corporation (the Employer), for a more complete description of the Plan’s provisions.

(a)                     General

The Plan is a defined contribution plan sponsored by the Employer, covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). The plan year is the same as the Employer’s fiscal year.  Principal Life Insurance Company and Principal Trust Company serve as trustees and custodians of the Plan.  Principal Life Insurance Company also serves as record keeper of the Plan.

(b)                     Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants may also make voluntary after-tax (non-deductible) contributions.  Effective January 1, 2010, the Employer elected to allow Roth 401(k) contributions to the Plan.  This feature provides that a participant can withhold after-tax contributions in a separate account that will be administered according to the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 26 mutual trusts, eight pooled separate account funds, one guaranteed investment contract, and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Since the inception of the Plan, Employer contributions have been equal to 50% of the Employee’s contributions up to the first 6% of the Employee’s contribution and have been in the form of contributions to the common stock fund.  Participants may elect to transfer all Employer contributions to other available options within the Plan.  Contributions are subject to the limitations provided in ERISA.

(c)                      Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Note terms range from one to five years, but may exceed five years for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.25% to 5.25%,

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

which are commensurate with prevailing market rates. Principal and interest are paid ratably through bimonthly payroll deductions. Participants are limited to one outstanding note. Notes receivable from participants are stated at unpaid principal plus accrued interest. At December 31, 2015 and 2014, notes receivable from participants totaled $776,337 and $743,296, respectively.

(d)                     Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                      Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s matching contribution portion of their accounts plus actual earnings thereon vests immediately.  Vesting in the Employer’s profit sharing contribution begins after six months of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65. Since the inception of the Plan, the Employer’s Board of Directors have not approved profit sharing contributions to the participants.

(f)                        Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)                     Forfeited Amounts

Upon termination of service for any reason, the nonvested portion of a participant’s Employer contributions, if any, is used to reduce the future amount of Employer matching contributions. For December 31, 2015 and 2014, there were $5,219 and $2,119 forfeited nonvested accounts available to reduce Employer contributions.

(h)                     Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“U.S. GAAP”). This basis differs from U.S. GAAP in that the Plan recognizes contributions and investment income when received, rather than when earned and expenses and distributions when paid, rather than incurred.

(b)                     New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented.  The Plan adopted this ASU for the 2015 Plan year, and it was retrospectively applied to December 31, 2014. Prior year disclosures have been revised to reflect the retrospective application of this ASU. The impact of adopting this ASU is reflected in Notes 4 and 5.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) — (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this ASU is to simplify plan accounting.

The amendments in Part I of this ASU designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value; accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

The amendments in Part II of this ASU will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant directed

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

The amendments in Part III of this ASU reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

The ASU may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively.  The Plan adopted this ASU for the 2015 plan year, and the amendments in Part I and Part II were retrospectively applied to December 31, 2014. Prior year disclosures in Notes 4 and 5 have been revised to reflect the retrospective application. The impact of adopting these amendments is reflected in the financial statements.

(c)                      Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)                     Valuation of Investments

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value.  Investments in mutual trust funds, pooled separate accounts, one guaranteed investment contract, and an employer sponsored common stock fund are valued at the net asset value based on amounts reported by the trustee.

Purchases and sales of investments are recorded on a trade-date basis.  The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments sold during the year is determined on a first in first out (FIFO) or a weighted average basis.  As described in Note 2(a) above, investment income is recorded when received.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Various inputs are used to determine the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

1.     Level 1 — Unadjusted quoted prices in active markets for identical investments

Mutual Funds and Common Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by the trustees.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

2.     Level 2 — Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

Pooled Separate Accounts:

These investments are recorded at the net asset value (NAV) reported by the trustees as a practical expedient to estimating fair value, as these investments do not have readily determinable fair market values. Due to the nature of the investments held by the pooled separate accounts, changes in market condition and economic environment may significantly impact the net asset value of the pooled separate accounts and, consequently, the fair value of the fund’s interest in the funds. The fair value of these investments has been measured using the net asset values per share of the plan’s ownership interest in the pooled separate accounts or an equivalent measure, where it is not probable that the fund will sell a pooled separate account at a price other than NAV. There are no pooled separate accounts with redemption restrictions or unfunded commitments as of December 31, 2015 or 2014.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

(e)                      Payment of Benefits

As described in Note 2(a) above, benefits are recorded when paid.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

(4)                     Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,
	2015	2014
Net assets:
Units of common stock fund	$11,903,784	$9,625,634
	$11,903,784	$9,625,634

Year Ended
December 31, 2015
Change in Net Assets:

Investment income:
Net appreciation in fair value of investments (note 4)	$1,678,737
Total investment income	1,678,737
Contributions:
Participant	178,958
Employer	1,284,346
Rollover	58,079
Total contributions	1,521,383
Total additions	3,200,120

Deductions from assets attributed to:
Benefits paid to participants	719,729
Administrative and investment expenses	3,586
Transfers to participant-directed investments	198,655
Total deductions	921,970
Net increase	2,278,150
Assets available for benefits at beginning of year	$9,625,634
Assets available for benefits at end of year	$11,903,784

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

(5)                     Fair Value

Investments measured at fair value on a recurring basis as of December 31, 2015 and 2014 are shown below:

At December 31, 2015

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Pooled separate account	$10,758,039	$—	$10,758,039	$—
Mutual funds	12,064,307	12,064,307	—	—
Units of common stock fund	11,903,784	11,903,784	—	—
Total investments at fair value	$34,726,130	$23,968,091	$10,758,039	—

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

At December 31, 2014

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Pooled separate account	$9,599,275	$—	$9,599,275	$—
Mutual funds	11,674,308	11,674,308	—	—
Units of common stock fund	9,625,634	9,625,634	—	—
Total investments at fair value	$30,899,217	$21,299,942	$9,599,275

There were no significant transfers into and out of Level 1, Level 2 and Level 3 measurements in 2015.  Transfers between levels are recognized at the end of each reporting period.

The Plan holds a traditional investment contract.  This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value.  Contract value is the relevant measure for fully benefit-responsive investment

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.  The contract value of the investment contract at December 31, 2015 and 2014 was $4,363,849 and $4,098,035, respectively.

The traditional investment contract held by the Plan is a guaranteed investment contract.  The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the plan.  The crediting rate is based on a formula established by the contract issuer but may not be less than 1%.  The crediting rate is reviewed on a semi-annual basis for resetting.  The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contract is dependent on the third-party issuer’s ability to meet its financial obligations.  The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer.  These events may be different under each contract.  Examples of such events include the following:

1.     The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.     Premature termination of the contracts

3.     Plan termination or merger

4.     Changes to the Plan’s prohibition on competing investment options

5.     Bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan transact at contract value with the participants.  Examples of such events include the following:

1.     An uncured violation of the Plan’s investment guidelines

2.     A breach of material obligation under the contract

3.     A material representation

4.     A material amendment to the agreements without the consent of the issuer.

(6)                     Related Party Transactions

The Cardinal Financial Corporation Common Stock Fund is a unitized collective stock fund invested in securities issued by the Employer and cash. Transactions involving this common stock fund qualify as party-in-interest transactions.  Certain Plan investments are shares of pooled separate account funds and one guaranteed investment contract managed by the trustees. Therefore, these transactions qualify as party-in-interest transactions. Administrative and loan expenses paid by the Plan to the Trust were $22,152 for the year ended December 31, 2015.

(7)                     Tax Status

The Plan is a non standardized prototype 401(k) plan for which a favorable determination letter from the Internal Revenue Service dated March 31, 2008 has been received by the prototype plan sponsor and on which the Employer is relying. The Plan has been amended since that date; however, the Employer believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2015 and 2014

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2012.

Schedule I

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2015

Identity of issuer, borrower,			Current
lessor, or similar party	Description of investment	Cost	value

Cardinal Financial Corporation Common Stock Fund*	Common Stock Fund	$8,413,324	$11,903,784
Principal Fixed Income Guaranteed Option*	Guaranteed Investment Contract	**	4,363,849
T. Rowe Price/Brown Advisory Large Cap Growth I Separate Account	Pooled Separate Account	**	3,399,584
American Funds American Mutual R3 Fund	Mutual Fund	**	2,637,709
JP Morgan Core Bond R2 Fund	Mutual Fund	**	2,085,998
Principal Large Cap S&P 500 Index Separate Account*	Pooled Separate Account	**	2,048,814
Fidelity Advisor International Growth A Fund	Mutual Fund	**	1,763,191
Mellon Capital Mgmt Bond Market Index Separate Account	Pooled Separate Account	**	1,576,867
Principal International Equity Index Separate Account*	Pooled Separate Account	**	1,083,763
Principal MidCap S&P 400 Index Separate Account*	Pooled Separate Account	**	1,066,392
Goldman Sachs Small Cap Value Svc Fund	Mutual Fund	**	966,789
Prudential Jennison Mid Cap Growth A Fund	Mutual Fund	**	933,720
Principal/Barrow Hanley MidCap Value III Account*	Pooled Separate Account	**	746,506
Principal SmallCap S&P 600 Index Separate Account*	Pooled Separate Account	**	661,878
JP Morgan Smart Retirement 2020 A Fund	Mutual Fund	**	616,351
Janus Triton S Fund	Mutual Fund	**	409,294
Invesco Balanced Risk Allocation A Fund	Mutual Fund	**	379,567
JP Morgan Smart Retirement 2025 A Fund	Mutual Fund	**	303,563
BlackRock Global Allocation Investment A Fund	Mutual Fund	**	269,685
JP Morgan Smart Retirement 2015 A Fund	Mutual Fund	**	243,892
JP Morgan Smart Retirement 2030 A Fund	Mutual Fund	**	200,359
JP Morgan Smart Retirement 2035 A Fund	Mutual Fund	**	182,176
Principal Real Estate Securities Separate Account*	Pooled Separate Account	**	174,235
JP Morgan Smart Retirement Income A Fund	Mutual Fund	**	159,044
American Funds New Perspective R3 Fund	Mutual Fund	**	127,975
JP Morgan Smart Retirement 2040 A Fund	Mutual Fund	**	122,220
BlackRock High Yield Bond Investor A Fund	Mutual Fund	**	121,528
Oppenheimer Developing Markets N Fund	Mutual Fund	**	111,461
AllianceBernstein Global Bond Fund	Mutual Fund	**	107,920
Columbia Acorn International A Fund	Mutual Fund	**	105,950
Prudential Jennison Natural Resources A Fund	Mutual Fund	**	88,556
PIMCO Real Return R Fund	Mutual Fund	**	43,984
JP Morgan Smart Retirement 2050 A Fund	Mutual Fund	**	37,914
Lord Abbett Short Duration Income R3 Fund	Mutual Fund	**	26,916
JP Morgan Smart Retirement 2055 A Fund	Mutual Fund	**	11,571
JP Morgan Smart Retirement 2045 A Fund	Mutual Fund	**	6,974
Notes receivable from participants*	84 notes receivable from participants with interest rates ranging from 4.25% to 5.25%	**	776,337
Total			$39,866,316

* Represents party-in-interest.

** Cost is required only for non-participant-directed accounts.

See accompanying report of independent registered public accounting firm.

Schedule II

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions**

(Modified Cash Basis)

Year ended December 31, 2015

		Purchase	Selling	Cost of	Net gain
Identity of party involved	Description of asset	price	price	asset	or (loss)

Series of transactions:
Principal Financial Group	Principal Fixed Income Guaranteed Option	$1,258,928	$—	$1,258,928	$—

Principal Financial Group	Principal Fixed Income Guaranteed Option	$—	$1,047,362	$1,023,019	$24,343

Principal Financial Group	American Funds EuroPacific Growth R3 Fund	$438,861	$—	$438,861	$—

Principal Financial Group	American Funds EuroPacific Growth R3 Fund	$—	$1,939,090	$1,849,088	$90,002

Principal Financial Group	Fidelity Advisor International Growth A Fund	$1,833,353	$—	$1,833,353	$—

Principal Financial Group	Fidelity Advisor International Growth A Fund	$—	$70,071	$69,380	$691

Cardinal Financial Corporation*	Cardinal Financial Common Stock Fund	$1,935,461	$—	$1,935,461	$—

Cardinal Financial Corporation*	Cardinal Financial Common Stock Fund	$—	$1,113,703	$813,740	$299,963

There were no individual transactions in excess of 5%.

The amounts reported above include participant directed and non-participant directed investments as the activity cannot be segregated.

*Denotes a party-in-interest.

** A reportable transaction is any non-participant directed transaction during the plan year, with respect to any plan asset,

involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year.  This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transaction exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corporation 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORPORATION 401(k) PLAN
By: Cardinal Financial Corporation, Plan Administrator

DATE:	June 24, 2016	/s/ Mark A. Wendel
Mark A. Wendel
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm dated June 24, 2016

Exhibit 23.2	Consent of Yount, Hyde, and Barbour LLP, Independent Registered Public Accounting Firm dated June 24, 2016